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                          Marc A. Rubenstein
                          617-951-7826
                          Marc.Rubenstein@ropesgray.com

May 7, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Jeffrey Riedler

Re:
Sirtris Pharmaceuticals, Inc.
Registration Statement on Form S-1
File Number 333-140979

Ladies and Gentlemen:

On behalf of Sirtris Pharmaceuticals, Inc. (the "Company"), submitted herewith is a response to an oral comment provided on May 7, 2007 by John Krug of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to Marc Rubenstein of Ropes & Gray LLP, counsel to the Company. The comment and response is set forth below and is based upon information provided to Ropes & Gray LLP by the Company.

The Company understands the comment to be as follows: "Although you have disclosed that all of the reported adverse events in your Phase 1a clinical trials for SRT501 were not serious and were reversible, please list the adverse events that were reported."

On behalf of the Company, we advise you as follows:

Response: The Company will revise the prospectus in response to the Staff's comment by adding the following disclosure to pages 3 and 62:

"All of the reported adverse events. The most common adverse event reported was altered blood lipids."

This adverse event was reported in six out of 85 volunteers studied. While there were additional adverse events reported, which consisted of headache, coughing, gastrointestinal disturbance, altered blood cholesterol, altered white blood cell count, altered liver enzymes, itching, and giddiness, each of these adverse events was reported in no more than two out of 85 volunteers that were studied. Accordingly, the Company believes the most common adverse event in the prospectus to be most appropriate.

The Company intends to commence marketing this offering as soon as possible. We would, therefore, appreciate receiving any additional comments on the Registration Statement, or receiving advice that there are no further comments on the Registration Statement, as soon as possible.

Very truly yours,

/s/ Marc A. Rubenstein

Marc A. Rubenstein

cc:
Suzanne Haynes
John L. Krug
Dana Hartz
Mary Mast
Christoph Westphal
Richard D. Truesdell, Jr.